Exhibit 99.1

Press release

Xpeng Announces Vehicle Delivery Results for December 2020

01/03/2021

•	Record monthly delivery of 5,700 vehicles in December 2020, a 326% increase year-over-year and a 35% increase month-over-month

•	Record quarterly delivery of 12,964 vehicles in 4Q 2020, a 303% increase year-over-year and a 51% increase from 3Q 2020

•	Xpeng delivered a total of 27,041 vehicles in 2020, a 112% increase year-over-year

GUANGZHOU, China – Xpeng Inc. (“Xpeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for December 2020, the fourth quarter and year-ended December 31, 2020.

Xpeng achieved a record monthly delivery of 5,700 Smart EVs in December 2020, consisting of a record high 3,691 P7s, the Company’s sports smart sedan, and 2,009 G3s, its smart compact SUV. The Company’s December deliveries represent a 326% increase year-over-year and a 35% increase from November.

The Company delivered a total of 12,964 Smart EVs in the fourth quarter of 2020, a record quarterly delivery representing a 303% increase year-over-year and 51% increase from the third quarter of 2020. In the fourth quarter 2020, 8,527 P7s were delivered.

Total deliveries for the year ended December 31, 2020, reached 27,041 units, representing a 112% increase year-over-year. Cumulative P7 deliveries for the year reached 15,062 with mass delivery beginning at the end of June. A total of 11,979 G3s were delivered in 2020.

The Company attributes the record December and the fourth quarter delivery results to its increasing brand awareness, expanded sales, marketing and supercharging service initiatives across China.

About Xpeng

Xpeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, Xpeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. Xpeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Xpeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Xpeng’s goal and strategies; Xpeng’s expansion plans; Xpeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; Xpeng’s expectations regarding demand for, and market acceptance of, its products and services; Xpeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Xpeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Xpeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

Xpeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: Xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

Xpeng Inc.

Tel: +852-9750-5170 or +86-1550-7577-546

E-mail: mariecheung@xiaopeng.com

Source: Xpeng Inc.